Filed Pursuant to Rule 433

Registration Statement

No. 333-281182

Pricing Term Sheet

September 9, 2024

Aptiv PLC	Aptiv Global Financing DAC

$500,000,000 6.875% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2054

Pricing Supplement dated September 9, 2024 (this “Pricing Term Sheet”) to the Preliminary Prospectus Supplement dated September 9, 2024 (the “Preliminary Prospectus Supplement”) of Aptiv PLC (“the Issuer”) and Aptiv Global Financing DAC (the “Co-Obligor” and, together with Aptiv PLC, the “Issuers”).

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuers:	Aptiv PLC and Aptiv Global Financing DAC

Guarantor:	Aptiv Corporation (the “Guarantor”)

Legal Format:	SEC Registered

Anticipated Ratings*:	Baa3 (stable) / BB+ (stable) / BBB- (stable)

Security:	6.875% Fixed-to-Fixed Reset Rate Junior Subordinated Notes, due 2054 (the “Notes”)

Principal Amount:	$500,000,000

Maturity Date:	December 15, 2054

Interest Payment Dates:	June 15 and December 15 of each year, commencing June 15, 2025

Regular Record Dates	June 1 and December 1 of each year, immediately preceding any June 15 and December 15 interest payment date, as the case may be.

Ranking:

The Notes and the guarantee will be the Issuers’ and the Guarantor’s respective general unsecured and subordinated obligations and will:

•  rank junior and subordinate in right of payment with all of the Issuers’ and the Guarantor’s existing and future Senior Indebtedness (as defined in the Preliminary Prospectus Supplement), including all of Aptiv’s outstanding notes, which are also issued or guaranteed by the Co-Obligor and the Guarantor, and borrowings under Aptiv’s credit facilities;

•  rank equal in right of payment to all of their respective future unsecured indebtedness that may be incurred from time to time if the terms of such indebtedness provide that it ranks equally with the Notes in right of payment;

•  be effectively subordinated in right of payment to any of the Issuers’ and the Guarantor’s respective future secured indebtedness to the extent of the value of the collateral securing such indebtedness; and

•  be structurally subordinated in right of payment to all indebtedness and other liabilities of each of the Issuers’ existing and future subsidiaries who do not guarantee the Notes.

See “Description of Notes—Ranking” in the Preliminary Prospectus Supplement. For the definition of the term “Senior Indebtedness,” see “Description of Notes—Certain Definitions” in the Preliminary Prospectus Supplement.

First Reset Date:	December 15, 2029 (the “First Reset Date”)

Interest Rate:	The Notes will bear interest (i) from and including September 13, 2024 to, but excluding, the First Reset Date at rate of 6.875% and (ii) from and including the First Reset Date during each Interest Reset Period (as defined in the Preliminary Prospectus Supplement) at rate equal to the Five-Year Treasury Rate (as defined in the Preliminary Prospectus Supplement) as of the most recent Reset Interest Determination Date (as defined in the Preliminary Prospectus Supplement), plus 3.385%.

Reset Period:	The period from and including the First Reset Date to but excluding the next following Reset Date and thereafter each period from and including a Reset Date to but excluding the next following Reset Date, or the maturity date, or the date of redemption or repayment, as the case may be.

Reset Date:	The First Reset Date and December 15 of every fifth year after 2029

Optional Interest Deferral:	Cumulative deferral for one or more deferral periods of up to 20 consecutive semi-annual interest payment periods (as defined in the Preliminary Prospectus Supplement).

Optional Redemption Terms Par Call:	In whole or in part on one or more occasions at a price equal to 100% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date (i) on any day in the period commencing on the date falling 90 days prior to the First Reset Date and ending on and including the First Reset Date and (ii) after the First Reset Date, on any interest payment date.

Tax Call:	In whole, but not in part, at 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the redemption date, in the event (i) that there is more than an insubstantial risk that interest payable by the Issuers on the Notes is not deductible, or within 90 days would not be deductible, in whole or in part, by the Issuers for tax purposes in a Relevant Taxing Jurisdiction or (ii) of certain changes in tax law that would require the Issuers or the Guarantor, as applicable, to pay Additional Amounts to holders of the Notes in respect of withholding taxes that cannot be avoided by taking reasonable measures available to the Issuers or the Guarantor, as applicable.

Rating Agency Event Call:	In whole, but not in part, at 102% of the principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the redemption date, at any time within 120 days after the occurrence of a rating agency event with respect to the Notes.

Concurrent Offering:	Concurrently with this offering of the Notes, under a separate prospectus supplement, we are offering $550,000,000 aggregate principal amount of our Senior Notes due 2029 (the “2029 Notes”), $550,000,000 aggregate principal amount of our Senior Notes due 2034 (the “2034 Notes”) and $550,000,000 aggregate principal amount of our Senior Notes due 2054 (the “2054 Notes” and, together with the 2029 Notes and the 2034 Notes, the “Senior Notes”) (the “Concurrent Offering”). The closing of this offering is not conditioned on the closing of the Concurrent Offering, and the closing of the Concurrent Offering is not conditioned on the closing of this offering, and we may sell the Notes or the Senior Notes, or both.

CUSIP/ISIN:	G3265A AD6 / USG3265AAD66

Par Amount:	$1,000

Minimum Denominations:	$200,000 and integral multiples of $1,000 in excess thereof

Trade Date:	September 9, 2024

Settlement Date:

September 13, 2024 (T+4)

We expect that delivery of the Notes will be made against payment therefor on or about the fourth business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+4”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the date that is more than one business day preceding the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Goldman Sachs & Co. LLC

Senior Co-Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. BofA Securities, Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc.

Co-Managers:

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

TD Securities (USA) LLC

Truist Securities, Inc.

UniCredit Capital Markets LLC

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The Issuers have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuers have filed with the SEC for more complete information about the Issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (1) J.P. Morgan Securities LLC collect at (212) 834-4533 and (2) Goldman Sachs & Co. LLC toll-free at (866) 471-2526.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.